Exhibit 99.2

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS	MEDIA RELATIONS
	SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

……………………………………………………………………………………………………………………………………….

Dr. Reddy’s and Integra LifeSciences enter into an agreement to market and distribute DuraGen Plus® and Suturable DuraGen® Dural Regeneration in India

Hyderabad, India, 27 March 2017	For Immediate Release

……………………………………………………………………………………………………………………………………….

Hyderabad, India, 27 March 2017: Dr. Reddy’s Laboratories Limited (BSE:500124, NSE:DRREDDY, NYSE:RDY) and Integra LifeSciences Holdings Corporation (NASDAQ: IART), a leading global medical technology company, announced today that they have entered into an exclusive distribution agreement. Under the agreement, Dr. Reddy’s will market and distribute DuraGen Plus® and Suturable DuraGen® Dural Regeneration Matrices for use in patients in India.

M. V. Ramana, Executive Vice President and Head of Emerging Markets & India Business, Dr. Reddy’s Laboratories said, “We are delighted to partner with Integra LifeSciences. With the launch of DuraGen, we look forward to building our presence in the segment of regenerative technologies and making a difference to the lives of patients undergoing neurosurgery.”

“Our market-leading DuraGen products have helped more than one million patients worldwide,” said Glenn Coleman, Chief Financial Officer and Corporate Vice President, International, Integra LifeSciences. “This collaboration will allow us to continue to expand patient access globally and provide innovative regenerative technology solutions to neurosurgeons and patients in India.”

The DuraGen product line offers Duraplasty Solutions™ meant for the repair of the dura mater. Dura mater is a thick membrane that surrounds the brain and spinal cord, and contains the cerebrospinal fluid (CSF).

DuraGen Plus Dural Regeneration Matrix is indicated as a dural substitute for the repair of dura mater. It offers a simple technique for precise placement of the matrix as an onlay graft in cranial and spinal procedures, and easily conforms to the complex surfaces of exposed neural tissue. It provides effective protection against CSF leakage with sutureless closure and is fully resorbed and replaced by native tissue with complete dural closure.

Suturable DuraGen matrix is a versatile graft that can be sutured and is designed for repairing dural defects where mechanical anchoring of the graft is preferred. This offers excellent suture retention with all the benefits of DuraGen Plus Matrix.

Integra’s DuraGen products have been implanted in more than 1.8 million patients worldwide to effect dural closure following neurosurgical procedures. Integra manufactures the DuraGen family of products based on its proprietary Ultra Pure Collagen™ technology platform.

……………………………………………………………………………………………………………………………………………….

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About Integra Lifesciences Corporation: Integra LifeSciences Holdings Corporation, a world leader in medical technology, is dedicated to limiting uncertainty for clinicians, so they can concentrate on providing the best patient care. Integra offers innovative solutions, including leading plastic and regenerative technologies, in specialty surgical solutions, orthopedics and tissue technologies. For more information, please visit www.integralife.com.

……………………………………………………………………………………………………………………………………………….

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.